[CRESCENT LETTERHEAD]

January 31, 2013

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mark Webb

Re:	Crescent Financial Bancshares, Inc.
Registration Statement on Form S-4/A
Filed December 21, 2012
File No. 333-185118

Ladies and Gentlemen:

This letter is submitted in response to comments contained in the letter dated January 18, 2013 from Mark Webb of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Scott M. Custer, President and Chief Executive Officer of Crescent Financial Bancshares, Inc. (the “Company” or “Crescent”), regarding the Company’s Registration Statement on Form S-4/A (the “Registration Statement”). Concurrently with this response letter, the Company is filing Amendment No. 2 to the Registration Statement (the “Amendment”).

The comments and responses set forth below are keyed to the numbering of the comments and the headings used in the Staff’s January 18, 2013 letter. Capitalized terms used but not otherwise defined herein have the meanings given them in the Registration Statement.

ECB’s Reasons for the Merger, page 71

Comment 1: The board should specifically note each Sandler analysis that does not support its recommendation and explain why, despite that analysis, it is recommending the transaction.

Response 1: In response to the Staff’s comment, the Company has revised the disclosure on pages 71, 73 and 86 of the Amendment.

January 31, 2013

Material U.S. Federal Income Tax Consequences, page 94

Comment 2: Revise the first sentence on page 96 to clarify that the merger will qualify as a reorganization. Also, please revise the disclosure lower to indicate that the discussion is based on opinions which have been delivered.

Response 2: In response to the Staff’s comment, the Company has revised the disclosure on page 96 of the Amendment.

Part II

Comment 3: File executed tax opinions before effectiveness.

Response 3: In response to the Staff’s comment, executed versions of Exhibit 8.1 and Exhibit 8.2 are being filed with the Amendment.

Exhibit 8.1

Comment 4: Change the word “certain” to “material” in the RE line and first paragraph. Item 601 (b)(8) of Regulation S-K requires an opinion on the material federal tax consequences.

Response 4: In response to the Staff’s comment, the requested revisions have been made.

Comment 5: Please delete the sentences in bold type at the end of the letter. You must address the material tax consequences of the transaction.

Response 5: In response to the Staff’s comment, the requested revisions have been made.

Exhibit 8.2

Comment 6: Change the word “certain” to “material” in the first paragraph. Item 601 (b)(8) of Regulation S-K requires an opinion on the material federal tax consequences.

Response 6: In response to the Staff’s comment, the requested revision has been made.

Comment 7: Please delete the parenthetical in assumption 1 and assumption 2; they are inappropriate.

Response 7: In response to the Staff’s comment, the parenthetical in assumption 1 has been deleted and assumption 2 has been deleted in its entirety.

January 31, 2013

Exhibit 99.3

Comment 8: In future amendments, include a newly signed consent or advise why the prior consent remains valid. We note the consent filed with the December 21, 2012 amendment is dated November 20, 2012 despite new disclosure regarding the advisor.

Response 8: In response to the Staff’s comment, the Company has included a newly signed consent dated January 31, 2013.

Closing

The Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the above responses will be acceptable to the Staff. If you have any questions regarding the foregoing, kindly contact the undersigned at 919.659.9000. Thank you for your time and attention.

Sincerely,

/s/ David B. Therit
David B. Therit
Senior Vice President
Principal Accounting Officer

cc:	Betty O. Temple, Esq.
Womble Carlyle Sandridge & Rice, LLP